April 18, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Arcom

      Registration Statement on Form S-1 Amendment No. 4

      Filed April 12, 2017

      File No. 333-215459

Ladies and Gentlemen:

This letter sets forth the responses of Arcom (“Company”) to the letter of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the letter of April 15, 2017.

Exhibit 23.1

1.      It appears that the consent of your independent registered public accounting firm is not appropriately dated. Please have your independent registered public accounting firm provide a currently dated consent.

Response: The consent was provided accordingly.

Sincerely,

/s/ Hui Liu Ping

President of Arcom